[LETTERHEAD OF KPMG PEAT MARWICK]

June 18, 1996


Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Ross Systems, Inc. and, under the date of August 18, 1995, except as to Note 7, which is as of October 11, 1995, we reported on the consolidated balance sheets of Ross Systems, Inc. and subsidiaries as of June 30, 1995 and 1994, and related consolidated statements of operations, shareholders' equity, and cash flows and related schedule for each of the years in the three-year period ended June 30, 1995. On June 14, 1996, our appointment as principal accountants was terminated. We have read Ross Systems, Inc. statements included under Item 4 of its Form 8-K dated June 14, 1996, and we agree with such statements.


Very truly yours,

/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP